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December 18, 2025

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Virtus Diversified Income & Convertible Fund (File No. 811-23039; Accession No. 0001193125-25-240910)

Form APP WD: Request for Withdrawal of Application

To whom it may concern:

Virtus Diversified Income & Convertible Fund (the “Applicant”) filed an Application for Deregistration on Form N-8F on October 16, 2025 (the “Application”). The Application was erroneously filed on behalf of the Applicant, and the Applicant hereby respectfully requests that the Application be withdrawn and that the U.S. Securities and Exchange Commission take no further action with respect to the Application.

If you have any questions regarding this matter, please contact the undersigned at 860-503-1116 or by email at kate.santoro@virtus.com. Thank you for your attention to this matter.

Sincerely,

/s/ Kathryn L. Santoro

Kathryn L. Santoro

Counsel and Secretary

cc:	Mark Perlow, Esq.

David C. Mahaffey, Esq.

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